SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File No. 000-13611

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan.
          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1000 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

Spartan Motors Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm BDO Seidman, LLP	3

Report of Independent Registered Public Accounting Firm Ernst & Young LLP	4

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	5
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	6
Notes to Financial Statements	7-11

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	12

Signatures

Exhibit Index

Report of Independent Registered Public Accounting Firm

Plan Administrator
Spartan Motors Retirement Plan
Charlotte, Michigan

We have audited the accompanying statement of net assets available for benefits of Spartan Motors Retirement Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
July 9, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator
Spartan Motors Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Spartan Motors Retirement Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
June 15, 2006

Spartan Motors Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets

Participant directed investments and loans, at fair value (Note 3)
Common trust fund (Note 2)	$2,925,563	$2,387,745
Mutual funds	21,515,819	17,446,722
Spartan Motors, Inc. common stock	1,840,698	1,217,405
Participant loans	919,851	772,225

Total investments	27,201,931	21,824,097

Contributions receivable
Employer	4,821	16,756
Employee	13,500	31,966

Total contributions receivable	18,321	48,722

Total Assets	27,220,252	21,872,819

Liability

Amounts payable to Plan participants	-	556

Net Assets Reflecting All Investments at Fair Value	27,220,252	21,872,263

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	29,404	27,107

Net Assets Available for Benefits	$27,249,656	$21,899,370

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2006	2005

Additions
Contributions:
Employer	$571,363	$557,856
Employee	1,888,485	1,754,608
Rollover of participant assets from other plans	61,317	96,966

Total contributions	2,521,165	2,409,430

Investment income:
Interest and dividend income	1,389,372	912,663
Net appreciation in fair value of investments (Note 3)	2,718,480	346,587

Total investment income	4,107,852	1,259,250

Total Additions	6,629,017	3,668,680

Deductions
Distributions to participants	1,257,056	1,211,056
Administrative fees	21,675	24,706

Total Deductions	1,278,731	1,235,762

Net increase	5,350,286	2,432,918

Net Assets Available for Benefits, beginning of year	21,899,370	19,466,452

Net Assets Available for Benefits, end of year	$27,249,656	$21,899,370

See accompanying notes to financial statements.

Spartan Motors Retirement Plan

Notes to Financial Statements

1.	Plan Description

The following description of Spartan Motors Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee and recordkeeper is Fidelity Management Trust Company.

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. Prior to January 1, 2004, the Company was permitted to make discretionary profit-sharing contributions to the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service. As of January 1, 2004, participants were 100% vested in any profit-sharing contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and charged with an allocation

Spartan Motors Retirement Plan

Notes to Financial Statements

of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of nonvested employer matching contributions are used to reduce employer matching contributions and to pay administrative expenses.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

A participant in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have only one loan outstanding at any time. Loans bear interest at the prime rate as of the first day of the month the loan became effective. Repayments are made by payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount or may elect to receive an annuity.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

Spartan Motors Retirement Plan

Notes to Financial Statements

2.	Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets and changes therein. Actual results could differ form those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds and Spartan Motors, Inc. common stock are stated at fair value based on quoted market prices of shares held by the Plan. The investment in the common trust fund (Fidelity Managed Income Portfolio) is stated according the Financial Accounting Standards Board Staff Position, FSP AAG INV - 1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which became effective and was adopted by the Plan for the year ended December 31, 2006, and was applied retroactively to December 31, 2005, as required. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits and a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the

Spartan Motors Retirement Plan

Notes to Financial Statements

investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

December 31,	2006	2005

Common trust fund
Fidelity Managed Income Portfolio*	$2,925,563	$2,387,745
Mutual funds
Fidelity Freedom 2020*	2,506,145	1,985,538
Spartan US Equity Index	2,067,901	1,872,408
Fidelity Diversified International*	1,982,141	1,517,688
ABF Large Cap Value	1,958,183	-
Fidelity Low Pr Stock*	1,855,690	1,547,192
Fidelity Cap Appreciation*	1,804,502	1,465,327
Columbia Acorn USA Z	1,695,864	1,625,449
Fidelity US Bond Index*	1,371,941	1,382,003
Fidelity Equity Income*	-	1,588,085
Common stock
Spartan Motors, Inc. common stock*	1,840,698	1,217,405
* Party-in-interest to the Plan

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Years ended December 31,	2006	2005

Mutual funds	$1,379,862	$545,615
Spartan Motors, Inc. common stock	1,338,618	(199,028)

	$2,718,480	$346,587

Spartan Motors Retirement Plan

Notes to Financial Statements

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.:

5.	Transactions With Parties in Interest

Fees incurred for administrative, legal and accounting services rendered by parties in interest were based on customary and reasonable rates for such services. All expenses pertaining to the administration of the Plan were paid through forfeitures or ratably allocated against participant accounts.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Years ended December 31,	2006	2005

Net assets available for benefits per the financial statements	$27,249,656	$21,899,370
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,404)	-

Net Assets Available for Benefits per the Form 5500	$27,220,252	$21,899,370

The following is a reconciliation of the net increase to assets available for benefits per the financial statements to the Form 5500:

Year ended December 31,	2006

Net increase to assets available per the financial statements	$5,350,286
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,404)

Net Increase to Assets Available per the Form 5500	$5,320,882

Spartan Motors Retirement Plan

Schedule H, Line 41 - Schedule of Assets (Held at End of Year)

EIN: 38-2078923 Plan Number: 001
December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Common trust fund
*	Fidelity Managed Income Portfolio	2,954,967	shares	**	$2,925,563

	Mutual funds
	ABF Large Cap Value	85,961	shares	**	1,958,183
	Allianz NFJ Small Cap Value	8,895	shares	**	277,967
	Artisan Mid Cap Investment	35,363	shares	**	1,077,170
	Columbia Acorn USA Z	59,172	shares	**	1,695,864
*	Fidelity Cap Appreciation	66,562	shares	**	1,804,502
*	Fidelity Convertible Securities	11,384	shares	**	288,348
*	Fidelity Diversified International	53,644	shares	**	1,982,141
*	Fidelity Freedom 2000	16,790	shares	**	209,203
*	Fidelity Freedom 2005	15	shares	**	177
*	Fidelity Freedom 2010	44,308	shares	**	647,782
*	Fidelity Freedom 2015	10,320	shares	**	125,907
*	Fidelity Freedom 2020	161,374	shares	**	2,506,145
*	Fidelity Freedom 2025	3,412	shares	**	43,574
*	Fidelity Freedom 2030	80,778	shares	**	1,294,876
*	Fidelity Freedom 2035	4,361	shares	**	57,522
*	Fidelity Freedom 2040	58,712	shares	**	556,590
*	Fidelity Freedom Income	10,381	shares	**	119,792
*	Fidelity Inflation - Protected Bond	6,427	shares	**	68,701
*	Fidelity International Discovery	188	shares	**	7,122
*	Fidelity International Small Cap	12,794	shares	**	318,942
*	Fidelity Low Pr Stock	42,620	shares	**	1,855,690
*	Fidelity Real Estate Investment	16,318	shares	**	593,476
*	Fidelity US Bond Index	126,329	shares	**	1,371,941
*	Fidelity Value	7,208	shares	**	580,950
	RS Partners A	153	shares	**	5,353
	Spartan US Equity Index	41,210	shares	**	2,067,901

	Total mutual funds				21,515,819

	Common stock
*	Spartan Motors, Inc. common stock	121,258	shares	**	1,840,698

*	Participant loans	160 loans with interest rates ranging from 5.0% to 10.5%		-	919,851

	Total Investments				$27,201,931
	* A party-in-interest as defined by ERISA.
	** The cost of participant-directed investments is not required to be disclosed

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 13, 2007	SPARTAN MOTORS RETIREMENT PLAN

	By:	/s/ James W. Knapp
James W. Knapp
Chief Financial Officer and Administrator of the Spartan Motors Retirement Plan

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm - BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP